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Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of White Mountains Insurance Group, Ltd. The Offer (as defined below) is made solely by the Offer to Purchase, dated February 24, 2012, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of common shares of White Mountains Insurance Group, Ltd. in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of White Mountains Insurance Group, Ltd. by one or more registered brokers or dealers registered under that jurisdiction's laws.

Notice of Offer to Purchase for Cash
by
White Mountains Insurance Group, Ltd.
of
Up to 1,000,000 of its Common Shares
at a Purchase Price of $500 per Share

        White Mountains Insurance Group, Ltd., a company organized under the laws of Bermuda (the "Company" or "we"), is inviting its shareholders to tender its Common Shares, par value $1.00 per share (the "Shares"), to the Company, at a purchase price of $500 per Share (the "Purchase Price"), net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 24, 2012 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer"). Because of the proration and "odd lot" priority provisions described in the Offer to Purchase, fewer than all of the Shares tendered may be purchased if more than the number of Shares the Company seeks are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at the Company's expense promptly after the expiration of the Offer. The Company reserves the right, in its sole discretion, to purchase more than 1,000,000 Shares pursuant to the Offer, subject to applicable law, through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise.

        The Offer is being made to utilize a portion of the Company's undeployed capital and to provide shareholders with added liquidity.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 22, 2012,
UNLESS THE OFFER IS EXTENDED.

        The Offer is not conditioned on any minimum number of Shares being tendered. However, the Offer is subject to certain conditions. See Section 8 of the Offer to Purchase.

        The Company's Board of Directors (the "Board") has approved the Offer. However, none of the Company, our Board of Directors, the Depositary or the Information Agent makes any recommendation as to whether shareholders should tender Shares pursuant to the Offer. Each shareholder must make his or her own decision after consulting with his or her own advisors whether to tender shares and, if so, how many shares to tender. In doing so, shareholders should read carefully the information in the Offer to Purchase and the related Letter of Transmittal. All of the Company's directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer.

        Shareholders should read carefully the information set forth or incorporated by reference in the Offer to Purchase and in the related Letter of Transmittal, including the Company's reasons for making the Offer.

        If more than 1,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) are properly tendered and not properly withdrawn, we will purchase Shares in the following order of priority:

  •
  First, we will purchase all "odd lots" of less than 100 Shares from shareholders who properly tender all of their Shares and who do not properly withdraw them before the Expiration Date; and

  •
  Second, after purchasing all the "odd lots" that were properly tendered, we will purchase Shares from all other holders who properly tender Shares and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired the number of Shares that we have offered to purchase.

        Therefore, we may not purchase all of the Shares that you tender.

        Each shareholder desiring to tender Shares must follow the instructions and procedures described in Section 2 of the Offer to Purchase and in the Letter of Transmittal. Participants in 401(k) plans of the Company's subsidiaries should also follow the instructions and procedures described in Section 2 of the Offer to Purchase to tender Shares.

        Except as otherwise provided in Section 3 of the Offer to Purchase, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, after 12:00 midnight New York City time, on April 19, 2012. See Section 3 of the Offer to Purchase.

        For a withdrawal to be effective, a written notice of withdrawal must be timely received by Computershare Trust Company, N.A. (the "Depositary") (at one of its addresses set forth on the back cover of the Offer to Purchase). Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of such Shares. If certificates evidencing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on such certificates to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 2 of the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 2 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depositary Trust Company ("DTC") to be credited with the withdrawn Shares or must otherwise comply with the DTC's procedures. A withdrawal of a tender of Shares may not be rescinded and Shares properly withdrawn shall thereafter be deemed to be not properly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered by again following any of the procedures described in Section 2 of the Offer to Purchase at any time prior to the Expiration Date.

        For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are properly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Company and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly, subject in the event of proration to the time necessary to determine the applicable proration factor, but only after timely receipt by the Depositary of (i) the certificates representing the Shares or timely confirmation of a book-entry transmission of such Shares into the Depositary's account at DTC, (ii) the

Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transmission, an Agent's Message (as defined in Section 2 of the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid on the Purchase Price for any reason, including by reason of any delay in making such payment.

        The Company expressly reserves the right, in its sole discretion, at any time and from time to time to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 3 of the Offer to Purchase.

        Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in Section 8 of the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer or by increasing or decreasing the number of Shares being sought in the Offer). Amendments to the Offer may be made at any time, effected by public announcement thereof. Such announcement, in the case of an extension, is to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

        The receipt of cash pursuant to the Offer generally will be treated for United States Federal income tax purposes either (a) as a sale or exchange eligible for capital gain or loss treatment or (b) as a dividend. Non-U.S. shareholders generally will not be subject to U.S. Federal income taxation on the receipt of cash pursuant to the Offer. Shareholders are strongly encouraged to read the Offer to Purchase, in particular, Sections 2 and 6 for additional information regarding the United States Federal income tax consequences of participating in the Offer and should consult their tax advisor.

        The Company will decide, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and each such decision will be final and binding on all parties. None of the Company, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any determination by the Company as to the validity, eligibility and acceptance of Shares for payment or any interpretation by the Company as the terms and conditions of the Offer, is subject to applicable law and, if challenged by shareholders in a lawsuit, to the judgment of a court of competent jurisdiction.

        The Offer to Purchase and the Letter of Transmittal contain important information that should be read before any decision is made with respect to the Offer. These documents are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        Any questions or requests for assistance may be directed to the Information Agent at its respective address and telephone number set forth below. Requests for copies of the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to the Information Agent and such copies will be furnished promptly at the Company's expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

        Except as set forth in Section 15 of the Offer to Purchase, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
(212) 269-5550 (Call Collect)
or
 Call Toll-Free (800) 967-4607

The Depositary for the Offer is:

Computershare Trust Company, N.A.

By First Class, Registered or Certified Mail:	By Express or Overnight Delivery:
Computershare Trust Company, N.A., Depositary	Computershare Trust Company, N.A., Depositary
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
PO Box 43011	250 Royall Street, Suite V
Providence, Rhode Island 02940-3011	Canton, Massachusetts 02021

February 24, 2012

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  Exhibit (a)(1)(F)